May 25, 2012

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:            The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) (the “Registrant”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me, Chelsea Childs, Alice Pellegrino and Ellen Valvo on Wednesday, May 16, 2012, with respect to the Registrant’s Post-Effective Amendment No. 104 filed on March 30, 2012 (the “Amendment”) relating to The Hartford Unconstrained Bond Fund (the “Fund”).  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectus.

1.               Comment:                                     With respect to the Fund’s expense table, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item for Class A shares to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:                                     Shareholders of the Fund are generally not subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares.  However, investments of $1 million or more in Class A shares — which qualify for a full waiver of the Class A shares’ front end sales charge — may be subject to a CDSC of 1.00% on any shares sold within 18 months of purchase.  This fact is disclosed in the How Sales Charges are Calculated section of the Fund’s Prospectus.  The Registrant believes disclosure of this 1.00% CDSC is material to investors but believes that it is inappropriate to identify such CDSC in the table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such sales charges.  Prior to the introduction of the summary prospectus, the Registrant had only disclosed the Class A shares 1.00% CDSC in a footnote to the expense table.  In its implementation of the summary prospectus, the Registrant removed the footnote and included a cross reference to the disclosure of the Class A shares 1.00% CDSC in the How Sales Charges are Calculated section of the Prospectus in the narrative introduction to the Fund’s expense table.  When the Securities and Exchange Commission (“SEC”) staff indicated in its comments to the Hartford Mutual Funds’ summary prospectus that such language in the introduction to the expense table is not permitted by Form N-1A, the Registrant removed the cross-reference and added the parenthetical in the expense table indicating that no deferred sales charge applies to Class A investments of under $1 million.  As a result of certain limitations imposed by XBRL, the Registrant had proposed to revert to using only a footnote to disclose this CDSC as part of the Registrant’s 2011 annual update to its registration statement.  However, the Registrant received a comment from the SEC staff indicating that the footnote could only be included to the extent the sales charges referred to in the footnote were included in the expense table.  In order to address the staff comment, the Registrant reinserted the parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares where under $1 million is invested, such that the deferred sales charge is included in the table.  The Registrant believes that further revision to the expense table to reflect a 1.00% deferred sales charge would be inaccurate and potentially misleading.  For these reasons, the Registrant respectfully declines to make the proposed change.

2.               Comment:                                     Please discuss whether the Fund’s expense table reflects an increase in the management fees applicable to the Fund.

Response:                                      The Registrant confirms that there has not been an increase in the management fees applicable to the Fund.

3.               Comment:                                     Please explain supplementally why the expense caps set forth in the second footnote to the expense table do not match the expense caps set forth later in the Prospectus under the heading “Expense Caps and Waivers.”

Response:                                    The expense caps set forth in the footnote to the expense table reflect a contractual agreement with Hartford Investment Financial Services, LLC (“HIFSCO”), the Fund’s investment manager, that is in effect until February 28, 2014 and will continue automatically for one-year terms unless HIFSCO provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of the Fund (such caps, the “one-year caps”).  The expense caps set forth later in the Prospectus under the heading “Expense Caps and Waivers” reflect (i) HIFSCO’s voluntary agreement to waive the Fund’s contractual management fees and limit expenses to certain levels through August 31, 2012 and (ii) HIFSCO’s agreement to reduce expenses to certain levels permanently.  The voluntary caps are not disclosed in the expense table given that they are voluntary and will not reduce Fund operating expenses for no less than one year from the effective date of the registration statement, while the permanent caps are not disclosed in the expense table given that they are higher than the one-year caps for each class.

4.               Comment:                                     With respect to the Fund’s expense table, to the extent acquired fund fees and expenses exceed 1 basis point of the Fund’s average net assets, please include a line item in the expense table for “Acquired fund fees and expenses.”

Response:                                      As acquired fund fees and expenses did not exceed 1 basis point of the Fund’s average net assets during the most recent fiscal year, the Registrant has not included a line item for “Acquired fund fees and expenses” in the Fund’s expense table.

5.               Comment:                                     With respect to the expense reimbursement agreements that are disclosed in the Fund’s Prospectus, please discuss whether the amounts reimbursed pursuant to the agreement can be recouped by the reimbursing party.

Response:                                      Amounts reimbursed under the expense reimbursement agreements applicable to the Hartford Mutual Funds may not be recouped by the reimbursing party.

6.               Comment:                                     Please confirm supplementally whether the expenses set forth in the expense example reflect the caps set forth in the expense table and accompanying footnote only for the initial period set forth in the footnote or whether the caps are also reflected for later periods.

Response:                                    The Registrant confirms that the Fund’s expense example reflects the impact of the caps set forth in the expense table and accompanying footnote only for the initial period set forth in the footnote.

7.               Comment:                                     Please add disclosure to the Principal Investment Strategy section indicating that there is no limit on the percentage of the Fund’s assets that may be invested in junk bonds.

Response:                                     As disclosed in the Principal Investment Strategy section, “[t]he Fund normally invests in a broad range of fixed income securities, including but not limited to, non-investment grade debt securities (also known as “junk bonds”) . . . .”  The Registrant believes that this disclosure adequately alerts investors to the Fund’s investment in junk bonds, and that investors will understand that, given that no limit is specified, no limit will apply to such investments.  For these reasons, the Registrant respectfully declines to make the proposed change.

8.               Comment:                                     Please add disclosure to the Principal Investment Strategy section indicating whether there are any limits on the percentage of the Fund’s assets that may be invested in foreign and emerging market securities.

Response:                                      As disclosed in the Principal Investment Strategy section, “[t]he Fund normally invests in a broad range of fixed income securities, including but not limited to . . . foreign securities, including those from emerging markets . . . .”  The Registrant believes that this disclosure adequately alerts investors to the Fund’s investment in foreign and emerging market securities, and that investors will understand that, given that no limit is specified, no limit will apply to such investments.  Accordingly, the Registrant respectfully declines to make the proposed change.

9.               Comment:                                    Please confirm whether the Fund invests in securities of all market capitalizations and, if so, please consider adding “Small Cap Stock Risk” as a main risk of the Fund.

Response:                                  While the Fund may invest in securities of all market capitalizations, investing in small capitalization company stocks is not a main strategy of the Fund, and the Registrant does not consider “Small Cap Stock Risk” to be a main risk of investing in the Fund.  For these reasons, the Registrant respectfully declines to make the proposed change.

10.         Comment:                                    Please provide a numerical example demonstrating the concept of duration in the Principal Investment Strategy section.

Response:                                     As disclosed in the Principal Investment Strategy section:

[d]uration is a measure of the sensitivity of a fixed income security’s price to changes in interest rates.  The Fund’s average duration measure incorporates a bond’s yield, coupon, final maturity, and the effect of derivatives, such as interest rate swaps and futures that may be used to manage the Fund’s interest rate risk.  The use of derivatives, such as interest rate swaps and futures, may have the effect of shortening the duration of a fixed income security.

The Registrant believes that this disclosure adequately describes the concept of duration.  In addition, the Registrant notes that Form N-1A does not require inclusion of a numerical example and that duration is not a main focus of the Fund’s investment strategy.  For these reasons, the Registrant respectfully declines to make the proposed change.

11.         Comment:                                     Please review the Fund’s principal investment strategies and principal risk disclosures relating to derivatives to ensure that the information is not too generic or standardized and describes actual derivative investments that the Fund intends to use to achieve its investment objective and the risks associated with these derivatives.  In this regard, please see the SEC staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus.

Response:                                     The Registrant believes that the disclosure regarding the Fund’s derivatives use contained in the Principal Investment Strategy and Main Risks sections is not too generic or standardized and describes actual derivative investments that the Fund intends to use to achieve its investment objective and the risks associated with these derivatives.  As such, the Registrant believes that the disclosure regarding the Fund’s use and strategy with respect to derivatives already complies with the observations contained in the staff’s letter to the Investment Company Institute. As a result, the Registrant has not made any revisions to the Prospectus in response to this comment.

12.         Comment:                                     If the Fund sells credit default swaps, please clarify supplementally whether the Fund covers the full notional amount of the underlying instrument.

Response:                                     When the Fund sells a single name credit default swap agreement, the Fund covers the full notional value of the instrument.  When the Fund sells credit default swaps where the underlying reference entity is an index, the Fund covers the market value of the instrument.  The Registrant believes this approach is reasonable given that credit default swaps based on underlying indices present less risk than single name credit default swaps and, as such, do not warrant coverage of the full notional value of the underlying instrument.  The Registrant notes that, to its knowledge, there has been no guidance published by the SEC or its staff specifying the proper asset coverage approach for credit default swaps.  See, e.g., Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (noting that asset segregation practices for certain types of derivatives have not been addressed by the SEC or the SEC staff).

13.         Comment:                                     With respect to the legal proceedings disclosed in the Prospectus, please confirm supplementally that any documents required to be filed under Section 33 of the Investment Company Act of 1940, as amended (the “1940 Act”), have been filed with the SEC.

Response:                                        The Registrant confirms that, with respect to the legal proceedings disclosed in the Prospectus, any documents required to be filed under Section 33 of the 1940 Act have been filed with the SEC.

Certain representations by the Registrant concerning the Amendment and the responses being made to the comments received are included as an exhibit to this letter.

Sincerely,

/s/ Stephanie Capistron
Stephanie Capistron

cc:                   Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

The Hartford Mutual Funds, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

May 25, 2012

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                              The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589) Post Effective Amendment No. 104 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                 comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
The Hartford Mutual Funds, Inc.